Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-154173

Pricing Supplement Addendum to Pricing Supplement No. 982 dated August  10, 2011 to the Prospectus dated July  6, 2011, the Prospectus Supplement dated July 6, 2011 and the Prospectus Supplement No. 928 dated July 6, 2011

The Goldman Sachs Group, Inc.
Medium-Term Notes, Series D

$9,200,000
Leveraged Buffered Index-Linked Notes due 2016
(Linked to the S&P 500® Index)

This pricing supplement addendum relates to $494,000 principal amount of notes, which we call the “reopened notes,” which are being initially offered on the date of this pricing supplement addendum. $8,706,000 principal amount of the notes, which we call the “original notes,” were issued on August 17, 2011, as described in the accompanying pricing supplement no. 982 dated August 10, 2011. The original notes and the reopened notes have identical terms and conditions and have the same CUSIP (38143UXS5) and ISIN (US38143UXS58) numbers. In this pricing supplement addendum, the term “notes” means the reopened notes and the original notes.

The following information supplements and should be read with the accompanying pricing supplement no. 982, together with the accompanying prospectus supplement no. 928 dated July 6, 2011, the accompanying prospectus supplement dated July 6, 2011 relating to Medium-Term Notes, Series D and the accompanying prospectus dated July 6, 2011.

Your investment in the notes involves certain risks. We encourage you to read “Additional Risk Factors Specific to the Underlier-Linked Notes” on page S-32 of the accompanying prospectus supplement no. 928 and “Additional Risk Factors Specific to Your Notes” on page PS-8 of the accompanying pricing supplement no. 982 so that you may better understand those risks.

Original issue date (settlement date):	for the reopened notes, September 16, 2011	Underwriting discount:	0.45% of the $494,000 principal amount of the reopened notes
Original issue price:	102.85% of the $494,000 principal amount of the reopened notes	Net proceeds to issuer:	102.40% of the $494,000 principal amount of the reopened notes

We may decide to sell additional notes after the trade date for the reopened notes at issue prices, underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement addendum, the accompanying pricing supplement, the accompanying prospectus supplements or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co. will, and other affiliates of Goldman Sachs may, use this pricing supplement addendum in connection with offers and sales of the notes in market-making transactions. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement addendum is being used in a market-making transaction.

Goldman, Sachs & Co.

Pricing Supplement Addendum dated September 9, 2011

THE UNDERLIER

The S&P 500® Index includes a representative sample of 500 leading companies in leading industries of the U.S. economy. The S&P 500® Index is calculated, maintained and published by Standard & Poor’s Financial Services LLC (“Standard & Poor’s”). The following information updates information provided in the accompanying pricing supplement no. 982.

As of September 9, 2011, the 500 companies included in the S&P 500® Index were divided into ten Global Industry Classification Sectors. The Global Industry Classification Sectors include (with the percentage currently included in such sectors indicated in parentheses Consumer Discretionary (10.63%), Consumer Staples (11.62%), Energy (12.39%), Financials (13.74%), Health Care (11.96%), Industrials (10.35%), Information Technology (18.90%), Materials (3.53%), Telecommunication Services (3.13%) and Utilities (3.75%). (Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.)

Historical high, low and closing levels of the underlier: The table below shows the high, low and closing levels of the underlier for the third calendar quarter in 2011 (through September 9, 2011) and supplements the historical information on the underlier contained in the accompanying pricing supplement no. 982. We obtained the underlier levels listed in the table below from Bloomberg Financial Services, without independent verification.

	High	Low	Closing
2011
Quarter ending September 30 (through September 9, 2011)	1,353.22	1,119.46	1,154.23

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the reopened notes specified above. Goldman, Sachs & Co. proposes initially to offer the reopened notes to the public at the original issue price specified above and to certain securities dealers at such price less a concession not in excess of 0.25% of the face amount.

The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses for the reopened notes, excluding underwriting discounts and commissions, will be approximately $7,500.

We will deliver the reopened notes against payment therefor in New York, New York on

September 16, 2011 which is the fifth scheduled business day following the trade date of the reopened notes and of the pricing of the reopened notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade on any date prior to three business days before delivery will be required, by virtue of the fact that the reopened notes will initially settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

VALIDITY OF THE NOTES

In the opinion of Sidley Austin LLP, as counsel to The Goldman Sachs Group, Inc., when the reopened notes offered by this pricing supplement addendum have been executed and issued by The Goldman Sachs Group, Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of The Goldman Sachs Group, Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated July 18, 2011, which has been filed as an exhibit to a Current Report on Form 8-K filed by The Goldman Sachs Group, Inc. on July 18, 2011.